UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)
American Equity Investment Life Holding Company
(Name of Issuer)

Common stock, par value $1.00
(Title of Class of Securities)

025676206
(CUSIP Number)

Anna Knapman-Scott
Ideation House, 1st Floor
94 Pitts Bay Road
Pembroke HM08
Bermuda
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BROOKFIELD REINSURANCE LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2023, filed on May 10, 2023 (the “First Quarter 2023 Form 10-Q”).

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., in each case for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
BAM RE HOLDINGS LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,886,163(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,886,163(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,886,163(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This amount consists of the common shares of the Issuer directly held by North End RE (Cayman) SPC, for which the reporting person may be deemed a direct beneficial owner, and 3,857,184 common shares of the Issuer directly held by Freestone Re Ltd., for which the reporting person may be deemed an indirect beneficial owner.

(2)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

CUSIP No. 025676206

1	NAMES OF REPORTING PERSONS
NORTH END RE (CAYMAN) SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,028,979

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,028,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,028,979

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.43%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Percentage ownership is based on an aggregate number of 77,941,257 shares of Common Stock of the Issuer outstanding as of May 4, 2023, as set forth in the First Quarter 2023 Form 10-Q.

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends the statement on Schedule 13D jointly filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 28, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 14, 2022 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2022 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D jointly filed by the Reporting Persons with the Commission on June 15, 2022 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D jointly filed by the Reporting Persons with the Commission on November 8, 2022 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 6, 2022 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D jointly filed by the Reporting Persons with the Commission on December 21, 2022 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D jointly filed by the Reporting Persons with the Commission on January 13, 2023 (“Amendment No. 7”) and Amendment No. 8 to Schedule 13D jointly filed by the Reporting Persons with the Commission on May 11, 2023 (“Amendment No. 8”) (as amended and supplemented, collectively, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of common stock, par value $1.00 per share (the “Common Stock”), of American Equity Investment Life Holding Company, a corporation organized under the laws of Iowa (the “Issuer”), with principal executive offices at 6000 Westown Parkway, West Des Moines, Iowa 50266.

This Amendment No. 9 amends the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, on behalf of the Reporting Persons to furnish the information set forth herein.  Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction:

Item 4 of the Amended Schedule 13D is hereby supplemented as follows:

On June 25, 2023, the Reporting Persons informed the Issuer that they wished to propose the terms of a potential transaction whereby the Reporting Persons would acquire the Issuer, and requested a waiver of certain of the standstill provisions in the Investment Agreement for purposes of submitting such proposal.  On June 26, 2023, the Issuer granted a limited waiver of those standstill provisions.  On June 26, 2023, as permitted by such waiver, the Reporting Persons delivered a non-binding offer (the “Offer Letter”) to the Board to acquire all of the shares of common stock of the Issuer (the “Issuer Shares”) not owned by the Reporting Persons at a price of $55.00 per Issuer Share.  The consideration for the Issuer Shares will be a combination of cash and class A limited voting shares of Brookfield Asset Management Ltd. (NYSE/TSX: BAM), as described in the Offer Letter.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit 99.2 hereto and is incorporated by reference into this Item 4.

There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer with respect to a potential transaction will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Reporting Persons, including the approval of the Board, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement, including receipt of all necessary regulatory approvals.

Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Board and the Reporting Persons have approved a specific transaction, if any, and the Reporting Persons and the Issuer have then entered into a definitive agreement to effect such transaction or discussions concerning such transaction have been terminated.

If the transaction described in the Offer Letter is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and depending on market conditions and other factors may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Amended Schedule 13D is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2	Offer Letter, dated June 26, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

BROOKFIELD REINSURANCE LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Corporate Secretary

BAM RE TRUSTEE LTD., for and on behalf of BAM RE PARTNERS TRUST

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President

BAM RE HOLDINGS LTD.

By:	/s/ Anna Knapman-Scott
	Name:	Anna Knapman-Scott
	Title:	Secretary

NORTH END RE (CAYMAN) SPC

By:	/s/ Gregory McConnie
	Name	Gregory McConnie
	Title	Director and Chief Executive Officer